UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



(Check one): |X| Form 10-K |_| Form 20-F |_| Form 11-K |_| Form 10-Q |_| Form 10-D |_| Form N-SAR |_| Form N-CSR

              For Period Ended:  July 31, 2005
              |_| Transition Report on Form 10-K
              |_| Transition Report on Form 20-F
              |_| Transition Report on Form 11-K
              |_| Transition Report on Form 10-Q
              |_| Transition Report on Form N-SAR
              For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

VA Software Corporation
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Full Name of Registrant


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Former Name if Applicable


46939 Bayside Parkway
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Address of Principal Executive Office (Street and Number)


Fremont, CA  94538
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or |Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE


State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

In the Registrant's Annual Report on Form 10-K for the fiscal year ended July 31, 2005 (the "2005 Form 10-K"), the Registrant is required to include a report of the Registrant's management on its assessment of internal control over financial reporting as of July 31, 2005, as required by Section 404 of the Sarbanes-Oxley Act of 2002 ("Management Report"). As of the date of this filing, the Registrant has not completed its assessment of the effectiveness of internal control over financial reporting and has not completed its assessment of the actual or potential impact of the control deficiencies identified to date by management on the Registrant's financial statements.

As previously disclosed in the Registrant's Quarterly Report on Form 10-Q for the quarter ended April 30, 2005, the Registrant's independent registered public accounting firm communicated to management and the Registrant's Audit Committee that it had identified a control deficiency that existed in the design or operation of the Registrant's internal control over financial reporting that it considered to be a material weakness, because the control deficiency resulted in more than a remote likelihood that a material misstatement could occur in the Registrant's annual or interim financial statements and not be prevented or detected. The material weakness identified by the Registrant's independent accountants pertains to the need for additional resources and technical accounting expertise to be available to the Registrant's accounting and financial reporting function to assist the Registrant in addressing relatively complex transactions and/or accounting issues that arise from time to time in the course of the Registrant's operations. As a result of the foregoing, management concluded that the Registrant's disclosure controls were not effective as of the April 30, 2005 interim reporting period-end. The Registrant has taken steps to remediate this control deficiency; however, management is still assessing whether such steps have been effective in sufficiently remediating this control deficiency.

In connection with completing its assessment of the effectiveness of internal control over financial reporting as of July 31, 2005, the Registrant expects to identify additional control deficiencies that, individually or in the aggregate, rise to the level of a material weakness. In this regard, specifically, the Registrant has determined that adequate control procedures do not exist with respect to certain information processed at outside information technology services organizations and has determined further that compensating controls either do not exist or are not fully effective in mitigating the significance of this matter. The Registrant's management is currently evaluating all control deficiencies identified to date and the extent to which compensating controls exist and are effective in mitigating the significance of such control deficiencies. As of the date of this filing, based on management's preliminary assessment of the control deficiencies identified, including the control deficiency pertaining to certain information processed at outside information technology services organizations discussed above, the Registrant expects that one or more of the control deficiencies identified, either individually or in the aggregate, will rise to the level of a material weakness. Accordingly, the Registrant expects that it will conclude that its internal control over financial reporting was not effective as of July 31, 2005 for these reasons.

The Registrant is performing additional analyses to assess the actual or potential impact, if any, of the control deficiencies identified to date on the Registrant's financial statements.

Due to the additional time required by the Registrant to complete the foregoing activities and the complexity of the analyses undertaken, the Registrant is unable to file the 2005 Form 10-K within the prescribed due date of October 14, 2005, without unreasonable effort and expense.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Kathleen R. McElwee                 510               687-7074
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              (Name)                     (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes |X| No |_|


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subj ect report or portion thereof ? Yes |_| No |X|


If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Although subject to change as the Registrant finalizes its financial results, the Registrant anticipates that its operating results for the fiscal year ended July 31, 2005 will be substantially similar to the press release dated August 30, 2005 and furnished as an exhibit to the current report on Form 8-K filed August 30, 2005.

                             VA Software Corporation
               ---------------------------------------------------
                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  October 17, 2005                              By: /s/ Kathleen R. McElwee
                                                        ------------------------


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION


Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).